Mail Stop 3561

May 10, 2010

Mario Jakiri Tolentino
President, Treasurer, Director
Online Tele-Solutions Inc.
Block 225, 02-213, Tampines St 23
Singapore, 521225

      **Re:**    **Online Tele-Solutions Inc.**
              **Amendment No. 2 to Registration Statement on Form S-1**
              **Filed May 5, 2010**
              **File No. 333-162730**

Dear Mr. Tolentino:

We have reviewed your letter dated May 5, 2010 in response to our comment letter dated April 15, 2010 and your amendments and have the following comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 32</u>

1.  We note your response to comment two from our letter dated May 5, 2010.  Since it appears that you are partially through your original plan of operation, please update this section including your "Overview" section and/or your "Business" section to discuss your plan of operation for the remainder of your fiscal year.  Please refer to Item 101(a)(2)(iii)(A) of Regulation S-K.

\*     \*     \*     \*     \*

As appropriate, please amend your registration statement in response to this comment.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     David E. Danovitch, Esq.
        Gersten Savage LLP
        Via facsimile